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                           June 17, 2022

       Luca Santarelli
       Chief Executive Officer
       VectivBio Holding AG
       Aeschenvorstadt 36
       4051 Basel
       Switzerland

                                                        Re: VectivBio Holding
AG
                                                            Registration
Statement on Form F-3
                                                            Filed June 13, 2022
                                                            File No. 333-265546

       Dear Dr. Santarelli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Dayne Brown, Esq.